Via EDGAR and Federal Express
July 1, 2011
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oiltanking Partners, L.P. Amendment No. 3 to Registration Statement on Form S-1 Filed June 23, 2011 File No. 333-173199
Ladies and Gentlemen:
     Set forth below are the responses of Oiltanking Partners, L.P., a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 30, 2011, with respect to the Partnership’s Registration Statement on Form S-1, File No. 333-173199, initially filed with the Commission on March 31, 2011 (the “Registration Statement”).
     This letter is being filed through EDGAR in response to your letter dated June 30, 2011. It is our intention to print copies of our preliminary prospectus during the day today and begin marketing efforts on July 5, 2010. Following our discussion and resolution of these comments, we will begin printing and hope to have any remaining issues resolved on a basis consistent with that timing if at all possible. We understand the Staff is extremely busy and thank you in advance for any help you can give us in this regard. We plan to file the prospectus we will print for our sales effort through EDGAR as Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, we will hand deliver three full copies of Amendment No. 4, as well as three copies of Amendment No. 4 that are marked to show all changes made since the filing of Amendment No. 3 to the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.
Amendment No. 3 to Registration Statement on Form S-1
General
1.	We note from page 92 that the primary feedstock that is imported through the Gulf Coast is crude oil, including heavy crudes from the Middle East among other
Oiltanking North America
15631 Jacintoport Blvd. • Houston, Texas 77015 • Tel. 281-457-7900 • Fax 281-457-7990

regions, and note from the World-Wide Tank Terminal Network diagram on the inside cover of the prospectus that The Oiltanking Group has terminals in the Middle East. Iran, Syria and Sudan, countries that can be understood to be included in references to the Middle East, are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria or Sudan whether through affiliates, subsidiaries, or other direct or indirect arrangements.
We note for example from Exir Chemical Terminal’s and Odfjell Terminals’ websites that Oiltanking has a joint venture with Nuian, a private Iranian investor and Odfjell Terminals for a liquid chemical terminal in Iran which initiated operations in January 2010. We also note a 2002 news article stating that Oiltanking GmbH signed a memorandum of understanding with the United Arab Emirates’ Star Energy Resources to jointly develop new business opportunities in bulk liquid storage and terminal facilities and that the two companies will focus on developing market opportunities in several Middle Eastern countries including Iran and Syria.

Your response should describe any services or products you have provided to Iran, Syria and Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries, or entities controlled by the governments of these countries.
     Response:
     The Partnership respectfully advises the Staff that none of Oiltanking Holding Americas, Inc. (“OTA”), which is the Partnership’s North American parent entity and the sole owner of the Partnership’s general partner, the Partnership, nor any other subsidiary of OTA currently conducts, plans to conduct or has ever conducted any business in Iran, Syria or Sudan (the “Embargoed Territories”).
     In addition, while Oiltanking GmbH (“Oiltanking GmbH”), the German foreign parent entity that is the sole owner of OTA, through its various subsidiaries and affiliates (collectively, the “Oiltanking Group”) operates in 22 countries in North America, Europe, Asia, the Middle East and Central and South America, the Oiltanking Group has no material operations, employees, agents or business contacts in any of the Embargoed Territories. In the response set forth below, we will discuss (i) the Exir Chemical Terminal located in Iran, (ii) the cooperation agreement with Star Energy Resources Ltd., resulting in two joint ventures with assets in the United Arab Emirates and Oman, and (iii) Oiltanking GmbH’s significant and ongoing compliance efforts with respect to U.S. trading rules and regulations.
The Exir Terminal
     Oiltanking GmbH maintains an immaterial, indirect joint venture interest in the Exir Chemical Terminal PJSCo (the “Exir Terminal”) with registered offices in Tehran, Iran, and business operations in Bandar Imam Khomeini, Iran, which accounted for less than 0.05% of the
Oiltanking North America
15631 Jacintoport Blvd.• Houston, Texas 77015 • Tel. 281-457-7900 • Fax 281-457-7990

Oiltanking Group’s total storage capacity and less than 0.2% of Oiltanking GmbH’s consolidated revenues for the year ended December 31, 2010. Oiltanking GmbH believes its business relationships in connection with the Exir Terminal are fully compliant with all applicable laws and regulations, including U.S. sanctions and export control laws and regulations with regard to Iran.
     The Exir Terminal is approximately 69.9% owned by a German joint venture between Oiltanking GmbH and Odfjell Terminals EMEA B.V., of which Oiltanking GmbH owns approximately 50.1%, and 30% privately owned by four Iranian nationals. The remaining nominal interest is owned directly by Odfjell Terminals AS, a Norwegian company. The Exir Terminal first opened for business at the end 2009, storing and handling the loading and unloading of liquid petrochemicals on a short-term or long-term basis, with 18 tanks and total storage capacity of 22,000 cubic meters (“cbm”). The Exir Terminal is currently primarily used for the export of naphtha produced in Iraq. Oiltanking GmbH’s approximate 35% share of the 22,000 cbm storage capacity at the Exir Terminal represents less than 0.05% of the Oiltanking Group’s total storage capacity of approximately 17.5 million cbm. The Exir Terminal earned no revenues in 2009, and calculated based upon exchange rates as of December 31, 2010, Oiltanking GmbH’s share of the terminal’s total revenues for the year ended December 31, 2010 was approximately €910,000, representing less than 0.2% of the Oiltanking Group’s €495 million total consolidated revenues for that period. Oiltanking GmbH’s proportionate investment in the Exir Terminal was approximately €8.4 million, a de minimis amount in comparison to Oiltanking GmbH’s consolidated total assets with a book value of approximately €1.9 billion as of December 31, 2010. Due to the global scale of the Oiltanking Group’s assets and operations, and the relative size of the Exir Terminal operation, Oiltanking GmbH’s joint venture interest in the Exir Terminal is quantitatively immaterial. The Exir Terminal has no business dealings with OTA or the business to be contributed to the Partnership.
Star Energy Oiltanking Joint Ventures
     As the Staff noted, in 2002, Oiltanking GmbH entered into an agreement with an entity currently known Star Energy Group Ltd. (“Star Energy”) to jointly develop new business opportunities in the Middle East. In 2004, Oiltanking GmbH acquired an ownership interest in a subsidiary of Star Energy, forming a joint venture to own and operate Star Energy’s terminal located in Jebel Ali, United Arab Emirates, which handles a range of clean petroleum products and chemicals. In addition, Star Energy has an indirect minority interest Oiltanking GmbH’s joint venture the Port of Sohar, Oman. As noted by the Staff, when the cooperation agreement was originally announced in 2002, Oiltanking GmbH and Star Energy indicated that they would explore business opportunities together in six states, including Iran and Syria. Oiltanking GmbH and Star Energy have not pursued any opportunities together in those states, and they currently do not anticipate pursing any projects, business or operations together in Iran, Syria or Sudan. Furthermore, the Star Energy Oiltanking joint ventures have no business dealings with OTA or the business to be contributed to the Partnership.
Compliance Programs
     Oiltanking GmbH is aware of and committed to restrictions contained in various U.S. statutes and regulations that limit the ability of companies and persons from doing business or
Oiltanking North America
15631 Jacintoport Blvd.• Houston, Texas 77015 • Tel. 281-457-7900 • Fax 281-457-7990

trading with certain countries indentified by the State Department as state sponsors of terrorism. Oiltanking GmbH believes it is in compliance with all applicable sanctions and export control laws and regulations. Oiltanking GmbH has informed us that, based upon regular diligence, neither the Iranian joint venture partner nor any of its owners are designated in the Specifically Designated Nationals and Blocked Persons List of the Office of Foreign Asset Controls of the United States. To maintain such compliance, Oiltanking GmbH monitors and reviews its business relationships and interests, as well as those of its subsidiaries, affiliates and joint ventures, on a continuing basis. Oiltanking GmbH has stringent policies and procedures in place that either prohibit or restrict business with countries designated as state sponsors of terrorism.
2.	Please discuss the materiality of your contacts with Iran, Syria or Sudan in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms including, in addition to the revenue figures in your disclosure, the approximate dollar amounts of any associated assets and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan. Address specifically the potential for reputational harm from your relationship with the Oiltanking Group.
     Response:
     As described above, Oiltanking GmbH’s business in Iran is quantitatively and qualitatively immaterial given the size of its operations as a whole, and the Partnership does not believe that any of Oiltanking GmbH’s business activities in Iran would pose a threat to the Partnership’s reputation or pose any other investment risk for the Partnership’s security holders. The Partnership does not believe that Oiltanking GmbH’s extremely limited, lawful activities and interests related to the Exir Terminal in Iran, constituting only a small fraction of less than 1% of Oiltanking GmbH’s global operations, constitute information that is qualitatively or quantitatively material to a reasonable investor in the Partnership. Similarly, because the Star Energy Oiltanking joint ventures have no business or operations in Sudan, Syria or Iran, and because neither OTA nor the Partnership will conduct business in those countries, we do not believe any disclosure regarding the Star Energy Oiltanking joint ventures or the cooperation agreement would provide material information to investors.
     Both Oiltanking GmbH and the Partnership are committed to maintaining compliance with all applicable laws, including U.S. sanctions and export control laws and regulations. The Partnership advises the Staff that, upon the completion of the Offering, the Partnership will monitor any concerns expressed by the Partnership’s public unitholders regarding the Oiltanking Group’s present or future business in the Embargoed Territories, as well as any divestment or
Oiltanking North America
15631 Jacintoport Blvd.• Houston, Texas 77015 • Tel. 281-457-7900 • Fax 281-457-7990

similar initiatives that could impact the Partnership’s reputation or the trading price of its common units. To the extent the Partnership deems in the future that the Oiltanking Group’s business in the Embargoed Territories presents a material risk to the Partnership or its unitholders, the Partnership will disclose such risk in future disclosure documents filed under the Securities Exchange Act of 1934.
Executive Officer Compensation, page 114
3.	We note your response to comment two in our letter dated June 17, 2011. We may have further comment once you file Exhibit 10.9, your form of Long-Term Performance Cash Award Agreement.
     Response:
     We do not expect that the Form of Phantom Unit Agreement or the Form of Long-Term Performance Cash Award Agreement will be finalized prior to the closing of the offering. Accordingly, we have removed Exhibits 10.5 and 10.9 from the exhibit index in Amendment No. 4. When such agreements have been finalized and executed, we will promptly file them with the Commission as an exhibit to a Current Report on Form 8-K.
Exhibit Index
4.	Please tell us why you have removed from your exhibit index Exhibit 21.1, your list of subsidiaries of Oiltanking Partners, L.P.
     Response:
     We have included as Exhibit 21.1 a list of subsidiaries that will be directly or indirectly owned by the Partnership upon the consummation of the transactions contemplated in the Form of Contribution Agreement, filed as Exhibit 10.1 to Amendment No. 4. These transactions will be consummated in connection with the closing of the initial public offering.
Oiltanking North America
15631 Jacintoport Blvd.• Houston, Texas 77015 • Tel. 281-457-7900 • Fax 281-457-7990

     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement to David Oelman at Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

OTLP GP, LLC

By:	/s/ Kenneth F. Owen Kenneth F. Owen
Chief Financial Officer
Enclosures

cc:	Alexandra Ledbetter, Securities and Exchange Commission
Carlin G. Conner, OTLP GP, LLC
Gillian A. Hobson, Vinson & Elkins L.L.P.
G. Michael O’Leary, Andrews Kurth LLP
Gislar Donnenberg, Andrews Kurth LLP

Oiltanking North America
15631 Jacintoport Blvd.• Houston, Texas 77015 • Tel. 281-457-7900 • Fax 281-457-7990